

February 12, 2024

Shaozhang Lin
Chief Executive Officer
Youxin Technology Ltd
Room 802, 803, No. 13 Hai'an Road
Tianhe District, Guangzhou
Guangdong Province, People's Republic of China

> **Re: Youxin Technology Ltd**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed February 2, 2024**
> **File No. 333-274404**

Dear Shaozhang Lin:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 26, 2024 letter.

Amendment No.5 to Registration Statement on Form F-1

Note 3. Summary of Significant Accounting Policies
bb. Revision of previously issued Consolidated Statements of Balance Sheets, Operations and Comprehensive Loss..., page F-17

1. We note your response to prior comment 2, however, it remains unclear how you determined that the qualitative factors overcome the quantitative significance of the error. In this regard, while you refer to the dollar impact of this error, on a percentage basis, this error impacted earnings per share by approximately 15% as a percentage of the as-corrected balance. Please explain or as previously requested, revise to label the appropriate columns of the financial statements as restated and have your auditor revise its report to reference the restatement consistent with paragraph 18e of PCAOB Accounting Standard 3101.

Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Anthony Basch